Exhibit 99.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2008

FMG ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	000-52833	75-3241964
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Four Forest Park, Second Floor Farmington, CT	06032
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (860) 677-2701

Not Applicable
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ON APRIL 18, 2008, FMG ACQUISITION CORP. (“FMG”) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM S-4 (“REGISTRATION STATEMENT”) IN CONNECTION WITH ITS PROPOSED MERGER WITH UNITED INSURANCE HOLDINGS, L.C. (“UNITED”). THE REGISTRATION STATEMENT WAS SUBSEQUENTLY AMENDED ON JUNE 13, JULY 8, AUGUST 1 AND AUGUST 18, 2008. FMG INTENDS TO MAIL A DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS TO FMG STOCKHOLDERS WHEN AVAILABLE. STOCKHOLDERS OF FMG AND OTHER INTERESTED PERSONS ARE ADVISED TO READ FMG’S REGISTRATION STATEMENT, AMENDMENTS THERETO AS THEY BECOME AVAILABLE, AND THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY FMG WITH THE SEC IN CONNECTION WITH FMG’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE THE PROPOSED MERGER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FMG AND THE PROPOSED MERGER. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED MERGER. STOCKHOLDERS MAY OBTAIN A COPY OF THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, WITHOUT CHARGE, AT THE SEC’S INTERNET SITE AT HTTP://WWW.SEC.GOV OR BY DIRECTING A REQUEST TO: FMG ACQUISITION CORP., FOUR FOREST PARK, SECOND FLOOR, FARMINGTON CT 06032125, TELEPHONE (860) 677-2701.

FMG AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM FMG’S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN FMG IS CONTAINED IN FMG’S REGISTRATION STATEMENT.

Item 1.01 Entry into a Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

On August 15, 2008, FMG Acquisition Corp. (“FMG” or the “Company”) entered into an amended and restated merger agreement (the “Amended Merger Agreement”) with United Subsidiary Corp., a wholly owned subsidiary of FMG (“United Subsidiary”) and United Insurance Holdings, L.C., a limited liability company formed in the State of Florida (“United”), to amend and restate in its entirety that certain Agreement and Plan of Merger, dated as of April 2, 2008, by and among FMG, United Subsidiary and United. Pursuant to the Amended Merger Agreement, FMG agreed to purchase all of the outstanding membership interests of United and United agreed to merge with United Subsidiary in a transaction whereby United would be the surviving entity and a wholly-owned subsidiary of FMG.

The Amended Merger Agreement: (i) increases the number of shares of FMG common stock (“Common Stock”) to be paid to United’s members, (ii) provides for the issuance of FMG warrants to United’s members and (iii) conditions the closing of the Amended Merger Agreement on (A) the Company’s consummation of a private placement, including the exchange offer and (B) the closing of the tender offer period for FMG’s proposed tender offer, all of which are described in more detail below.

The Amended Merger Agreement provides that United will receive aggregate consideration from FMG for their membership units of up to $104,316,270 comprised of the following: (i) 25,000,000 in cash, (ii) 8,750,000 shares of Common Stock (assuming an $8.00 per share value), (iii) up to $5,000,000 of additional consideration, (iv) 1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s initial public offering (“IPO”), (v) up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO; and (vi) up to an additional 212,877 shares of Common Stock. In connection with the merger, (1) FMG Investors LLC, the Company’s sponsor, agreed to surrender for cancellation to the Company up to 213,000 shares of Common Stock which it owns as well as an equivalent number of warrants which it owns and (2) Pali Capital Inc. (“Pali”), the underwriters of the IPO, as well as certain Pali employees and another underwriter in the IPO, agreed to surrender for cancellation options to purchase 100,000 units identical to the units sold in the IPO, which such unit purchase option was granted to Pali in connection with its acting as underwriter of the IPO.

FMG will pay the additional consideration pursuant to (iii) above to members of United in the event net income of United exceeds $25,000,000 for either of the period of: (i) July 1, 2008 through June 30, 2009 or (ii) January 1, 2009 through December 31, 2009. The number of shares of Common Stock which United’s members may receive pursuant to (vi) above will be based on a number of factors, including the percentage of Common Stock owned by United’s members in the aggregate immediately following the closing of the merger, cash required for the tender offer (the “Tender Offer”), proceeds received by FMG from the private placement and the number of shares of Common Stock purchased in the Tender Offer. The number of warrants United’s members will receive pursuant to clause (v) above will be equal to the number of shares of Common Stock received pursuant to clause (vi). FMG agreed to file Amendment No. 4 to its Registration Statement on Form S-4 (the “Registration Statement”) as well as any subsequent amendments to the Registration Statement to register the issuance of Common Stock and warrants to members of United in connection with the merger.

FMG and United have made customary representations and warranties and covenants in the Amended Merger Agreement, including among others, (a) not to solicit proposals related to alternative business combination transactions or (b) subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative business combination transactions. Such representations and warranties were made as of the date of the Amended Merger Agreement or other specific dates, and such representations and warranties should not be relied upon by any other person or entity. The Amended Merger Agreement contains certain termination rights for both FMG and United, including that both FMG and United may terminate the Amended Merger Agreement if the closing has not occurred on or before October 18, 2008, provided that this termination right is not available to any party whose failure to fulfill any obligation under the Amended Merger Agreement is the primary cause of the failure of the closing to occur on or before such date.

United and its subsidiaries have agreed to obtain the written consent of FMG prior to: (a) amending any of their respective formation or governing documents, (b) selling any equity interests or incurring debt; (c) increasing salary and wages by more than 10%, (d) changing tax, accounting, distribution or dividend policies (unless required by GAAP), (e) transferring, licensing or otherwise amending, modifying or permitting to lapse any material license, (f) terminating or assigning any contract in excess of $50,000 or which is otherwise deemed a material contract, (g) entering into any new line of business, (h) letting lapse insurance policies providing coverage with respect to the assets, operations and activities of United and its subsidiaries, or modifying any of same in an amount and scope of coverage as are currently in effect, (i) releasing, assigning or settling any claim, action or proceeding in excess of $50,000 (other than in the ordinary course of business), (j) making any capital expenditure in excess of $150,000; (k) liquidating, dissolving, restructuring or consolidating their operations, (l) merging with or acquiring any entity, (m) taking any action which would reasonably be expected to delay or impair the obtaining of any consents or approvals to be obtained in connection with the Amended Merger Agreement; (n) entering into any new reinsurance transaction as assuming or ceding insurer which (1) does not contain market cancellation, termination and commutation provisions or (2) adversely changes the existing reinsurance profile of United and its subsidiaries outside of the ordinary course of business consistent with past practice, or (o) altering or amending in any material respect any existing underwriting, claims handling, loss control, investment, actuarial, financial reporting or accounting practices, guidelines or policies (including compliance policies) or any material assumption underlying an actuarial practice or policy, except as may be required by GAAP, applicable SAP, any governmental authority or applicable law. Notwithstanding the foregoing, United may declare, pay or set aside any (i) distributions in an amount equal to its accrual for taxes as computed consistently with past practices and presented on United’s financials dated December 31, 2007 and (ii) distributions not to exceed $2,500,000 in the aggregate.

FMG and United Subsidiary have agreed to obtain the written consent of United prior to: (a) amending any of their respective formation or governing documents, (b) selling any equity interests or incurring debt (other than the Private Placement), (c) making any change in accounting methods, principles or practices, except as required by GAAP and approved by FMG’s outside auditors; (d) entering into any contract committing to make capital expenditures for any period following the effectiveness of the merger, (e) making or rescinding any material election relating to taxes or making any change in its accounting or tax policies or procedures, in each case except as required by applicable law or GAAP, (f) entering into any agreement or contract that would be a material contract, (g) incurring any material liability or obligation other than in the ordinary course of business consistent with past practice, (h) entering into, amending or terminating (other than terminations in accordance with their terms) any affiliate transaction, (i) entering into any new line of business, (j) releasing, assigning or settling any claim, action or proceeding in excess of $50,000 (other than in the ordinary course of business), (k) making any capital expenditure in excess of $150,000; (l) liquidating, dissolving, restructuring or consolidating their operations, (m) merging with or acquiring any entity or (n) taking any action which would reasonably be expected to delay or impair the obtaining of any consents or approvals to be obtained in connection with the Amended Merger Agreement.

Each of FMG, United and United Subsidiary has agreed to continue to operate their respective businesses in the ordinary course prior to the closing of the merger. Additional material covenants, include, but are not limited to, each party protecting confidential information and maintaining the confidentiality of the other’s proprietary information.

The obligation of each party to consummate the merger is subject to the satisfaction or waiver (where permissible) of the following conditions: (a) approval of the stockholders of FMG in accordance with Delaware law and the holders of one share less than thirty percent (30%) of the shares issued in the IPO do not both vote against the merger and exercise their conversion rights, (b) receipt of all authorizations, approvals and permits required to be obtained from or made with any governmental authority, (c) the Registration Statement being declared effective by the SEC, (d) approval of not less than 66% of the members of United, (e) less than ten percent (10%) of the outstanding membership interests of United properly exercising and perfecting the right to dissent from the merger and to be paid fair value for their membership interests in accordance with the Florida Limited Liability Company Act, (f) the required regulatory approvals, including the Florida Office of Insurance Regulation, not imposing a condition which would materially adversely affect the benefits, taken as a whole, FMG reasonably expects to derive from the transactions contemplated by the Amended Merger Agreement, (g) the issuance of the Notes for an aggregate purchase price of $17,000,000, and (h) the consummation of the Private Placement, including the Exchange Offer, and the Tender Offer. We cannot assure you when, or if, all the conditions to completion of the merger will be satisfied or waived.

In the Amended Merger Agreement, United expressly waived any and all claims against the trust fund in which the net proceeds of the IPO were deposited, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between United, on the one hand, and FMG, on the other hand, the Amended Merger Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. United further waived any and all claims it may have, now or in the future, and will not seek recourse against, the trust fund for any reason whatsoever. In the event United commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to FMG, which proceeding seeks, in whole or in part, relief against the trust fund or the public stockholders of FMG, whether in the form of money damages or injunctive relief, FMG shall be entitled to recover from United the associated legal fees and costs in connection with any such action.

Assuming the merger is consummated, FMG will no longer be a blank-check, or special purpose acquisition corporation. If FMG does not complete the merger, it will continue as a blank check company until it finds another suitable company to acquire or the trust account is liquidated as part of its cessation of corporate existence and FMG shall cease to operate as a public blank check company.

The foregoing description of the merger and the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Merger Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated by reference into this report. The Amended Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about FMG or United. The Amended Merger Agreement contains representations and warranties that the parties to the Amended Merger Agreement made to and solely for the benefit of each other, and the assertions embodied in such representations and warranties are subject to important qualifications and limitations agreed to by FMG and United in connection with negotiating the Amended Merger Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances as of any specified date, as they were used for the specific purpose of allocating risk between United and FMG, rather than establishing any matters as facts.

Note Purchase Agreement

General

On August 15, 2008, FMG entered into a privately negotiated Note Purchase Agreement (the “Purchase Agreement”) with certain qualified institutional buyers and accredited investors (the “Investors”). Pursuant to the Purchase Agreement, FMG will privately issue promissory notes (the “Private Placement”) having a face value of $18,279,570 (the “Notes”) to the Investors for: (1) cash consideration of $10,000,000 for Notes having a face value of $10,752,688 and (2) the exchange of up to 869,565 shares of Common Stock currently held by certain Investors for Notes having a face value of $7,526,882 (the “Exchange Offer”). The Company will pay interest on the Notes at 11% per annum and the maturity date of the Notes will be three years from the date of issuance, which is expected to be as soon as reasonably practicable following the approval of the merger and related proposals at the Company’s special meeting of stockholders (the “Special Meeting”). FMG has the right, at its option, to prepay all of the Notes then outstanding in full within 30 days after the occurrence of each of the first and second anniversary of the closing of the purchase and sale of the Notes. The purchase price for such prepayment will be 105% of the aggregate principal amount of the Notes being prepaid.

In connection with the Amended Merger Agreement and the Purchase Agreement, FMG agreed to conduct a tender offer to buy up to 3,320,672 shares of Common Stock at a price of $8.05 per share (the “Tender Offer”). FMG expects to use the proceeds from the issuance of the Notes and other available cash resources to purchase up to 3,320,672 shares in the Tender Offer (reduced by the number of shares for which conversion is elected). FMG expects to commence the Tender Offer not later than the date of the mailing of the proxy statement to its stockholders, and the offer will remain open for 20 business days. The Tender Offer will be available to all holders of outstanding shares of Common Stock, but FMG’s founding stockholders, its officers, directors and its sponsor have agreed not to tender their shares of Common Stock in the Tender Offer. The Company will only consummate the Tender Offer if stockholders approve the merger and the related proposals at the Special Meeting and the Private Placement is consummated.

The Purchase Agreement contains a number of representations and warranties, covenants, closing conditions and provisions for the termination of the agreement, which are summarized below.

Representations and Warranties

FMG has made representations and warranties regarding, among other things, the following matters: (a) due organization and similar corporate matters; (b) authorization, performance and enforceability of the Purchase Agreement and the Notes; (c) absence of conflicts between the transaction documents and the Amended Merger Agreement, on the one hand, and its organizational documents or contractual obligations or any laws or rules applicable to it, on the other hand; (d) filings, consents and approvals needed to complete the Private Placement; (e) subsidiaries (not including United); (f) accuracy of its SEC reporting and financial statements; (g) tax matters; (h) legal proceedings; (i) licenses and permits; (j) use of proceeds; (k) brokers’ fees; (l) compliance with securities laws; (m) ERISA matters; (n) lack of investment company status; (o) the truth and accuracy of the representations and warranties in the Amended Merger Agreement; and (p) various matters relating to the trust account.

Each of the Investors has made representations and warranties regarding, among other things, the following matters: its accredited investor status; its investment intent; its understanding that FMG has relied on its representations in determining the validity of the private placement; voting in favor of the merger and the other proposals at the Special Meeting, if applicable, by persons participating in the Exchange Offer; and the lack of status as a registered broker-dealer.

Covenants

From the signing of the Purchase Agreement until the Notes are repaid in full, FMG has agreed that it will not take any of the following actions without the prior consent of the Investors: (a) incur more than $40,000,000 in debt, in addition to the current $20,000,000 Surplus Note of United in favor of the State Board of Administration of the State of Florida; (b) sell, lease, assign, transfer or otherwise dispose of any assets; (c) enter into any transaction with any affiliate except in the ordinary course and on terms no less favorable to it than would be obtainable in a comparable arm’s-length transaction; (d) amend, supplement or otherwise modify in any material respect the contractual arrangements between FMG and United Insurance Management, L.C. existing on the date of the Purchase Agreement (or terminate the same or otherwise waive any material condition or agreement contained therein) or enter into any additional contractual arrangements with each other, in any case which could be reasonably expected to have a material adverse effect; (e) make any restricted payment (such as a dividend to stockholders) of cash, securities or other property if, after giving effect thereto, the consolidated net worth (as defined in the Purchase Agreement) of FMG and its subsidiaries following consummation of the merger is less than $45,000,000; (f) consolidate with, merge, convey, transfer or lease all or substantially all of its assets or purchase or acquire the assets of any person, except where same could not be reasonably expected to have a material adverse effect; (g) change the general nature of its business; (h) dissolve, or change its legal form or any of its governing documents or otherwise terminate, amend or modify any such governing document if such change, termination or amendment could be reasonably expected to have a material adverse effect; or (i) become described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti Terrorism Order or engage in any dealings or transactions with any such person.

FMG has agreed to use its commercially reasonable efforts to take all actions necessary to consummate as promptly as practicable following the Special Meeting, but prior to the consummation of the merger, the transactions contemplated by the Purchase Agreement and to obtain in a timely manner all necessary consents and effect all necessary filings with governmental authorities. The Investors and FMG have agreed to cooperate with each other in connection with the making of all such filings and to use their respective commercially reasonable efforts to furnish to each other all information required for any application or filing to be made in order to effectuate the transactions contemplated by the Purchase Agreement.

Closing Conditions

The transactions contemplated by the Purchase Agreement are subject to various closing conditions, including, without limitation, the following: (a) acceptability of the Amended Merger Agreement by Investors; (b) satisfaction of conditions to the Amended Merger Agreement and Purchase Agreement; (c) accuracy of all representations and warranties of FMG and the Investors; (d) material compliance with all covenants, agreements and conditions; (e) there being no injunction which would prohibit consummation of the Private Placement; (f) there shall have occurred no event or series of events which would constitute a material adverse effect (as defined in the Purchase Agreement) of FMG or United; and (g) approval of FMG’s stockholders of the merger and the other proposals required in order to consummate the merger at the Special Meeting.

Termination

The Purchase Agreement may be terminated at any time, but not later than the closing of the private placement, as follows:

•	by mutual consent of FMG and the Investors;
•
by either FMG or the Investors, if any permanent injunction or other order of a court or other competent governmental agency preventing the consummation of the acquisition of the Notes shall have become final and nonappealable; or

•
by either FMG or the Investors if the acquisition of the Notes has not been consummated by October 18, 2008, unless such party’s breach of the Purchase Agreement is the cause of the failure to consummate the issuance of the Notes by such date, in which case that party may not terminate.

Trust Account Waiver

The Investors have agreed, other than any rights they may have as holders of Common Stock, they do not now have, and shall not at any time have any rights, title, interest or claim of any kind in or to, or make any claim of any kind against, monies held in the Company’s trust account and to irrevocably waive any claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against, the trust account for any reason whatsoever in respect of their rights pursuant to the Note Purchase Agreement or the Notes. In the event the Investors commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to FMG, which proceeding seeks, in whole or in part, relief against the trust account or FMG’s public stockholders for money damages, FMG shall be entitled to recover from the Investors the associated legal fees and costs in connection with any such action in the event FMG prevails in such action or proceeding.

Indemnification

FMG has agreed to indemnify the Investors (and their affiliated parties) from and against any and all losses, as incurred, directly or indirectly arising out of, based upon or relating to any breach by FMG of any of the representations, warranties or covenants made by it in the Purchase Agreement or any allegation by a third party that, if true, would constitute such a breach; provided, however, that FMG shall not be liable to the Investors for incidental, indirect, special, exemplary, consequential or punitive damages. Additionally, FMG has agreed to pay the holders of Notes an amount equal to the loss, liability or cost which any holder of a Note (or any direct or indirect investor therein) determines will be or has been suffered for or on account of any U.S. tax against such Note holder, other than any income tax assessed on a Note holder (or a direct or indirect investor therein) under the law of the jurisdiction in which such Note holder (or a direct or indirect investor therein) is incorporated or is a resident.

The foregoing description is a summary of the material terms of the Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference. This summary is qualified in its entirety by reference to the Purchase Agreement.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As more fully described above, on August 15, 2008, FMG entered into the Purchase Agreement with the Investors, pursuant to which FMG will privately issue the Notes having a face value of $18,279,570 to the Investors. The Company will pay interest on the Notes at 11% per annum and the maturity date of the Notes will be three years from the date of issuance, which is expected to be as soon as reasonably practicable following the approval of the merger and related proposals and the Special Meeting.

The information contained in Item 1.01 of this report is incorporated by reference herein.

Item 8.01 Other Events.

FMG will use the cash proceeds from the issuance of the Notes and its other available cash resources to tender for the purchase of up to 3,320,672 shares of its outstanding Common Stock at $8.05 per share (reduced by the number of shares for which conversion is elected). FMG expects to commence the Tender Offer no later than the date of the mailing of the definitive proxy statement/prospectus to its stockholders, and the offer will remain open for 20 business days. The Tender Offer will be available to all holders of outstanding shares of Common Stock, but FMG’s founding stockholders, its officers, directors and its sponsor have agreed not to participate in the Tender Offer.

The information contained in Item 1.01 of this report is incorporated by reference herein.

FMG has not commenced the Tender Offer for shares of Common Stock described in this report and expects to commence the Tender Offer no later than the date of the mailing of the definitive proxy statement/prospectus to its stockholders. Upon commencement of the Tender Offer, FMG will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. FMG stockholders and the Investors should read these materials carefully when such documents are filed and become available, as they will contain important information about the terms and conditions of the Tender Offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at http://www.sec.gov, or from FMG by directing a request to FMG Acquisition Corp., Four Forest Park, Second Floor, Farmington, CT 06032, Telephone (860) 677-2701. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the Tender Offer.

On August  18, 2008, FMG issued a press release announcing the Amended Merger Agreement, Private Placement, Exchange Offer, and Tender Offer, a copy of which is attached as Exhibit 99.3 hereto.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit No.	Description

99.1
Amended and Restated Agreement and Plan of Merger dated August 15, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp. (incorporated by reference from Exhibit 1.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).

99.2
Form of Note Purchase Agreement between the Company and the Investors (incorporated by reference from Exhibit 10.35 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).

99.3	Press release of FMG Acquisition Corp. dated August 18, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 20, 2008	FMG ACQUISITION CORP.

	By:	/s/ Larry Swets, Jr.
Name: Larry Swets, Jr.
Title: Chief Financial Officer, Executive Vice
President, Secretary, Treasurer and
Director

EXHIBIT INDEX

Exhibit No.	Description

99.1
Amended and Restated Agreement and Plan of Merger dated August 15, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp. (incorporated by reference from Exhibit 1.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).

99.2
Form of Note Purchase Agreement between the Company and the Investors (incorporated by reference from Exhibit 10.35 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).

99.3	Press release of FMG Acquisition Corp. dated August 18, 2008.